Penwest Pharmaceuticals Co.
39 Old Ridgebury Road, Suite 11
Danbury, CT 06810-5120
March 20, 2009
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
450 Fifth Street, N.W.
Washington, D.C. 20549-3628
Attention: Peggy Kim, Esq.

Re:	Penwest Pharmaceuticals Co. Additional Soliciting Material filed pursuant to Rule 14a-12 Filed March 12, 2009 File No. 0-23467
Ladies and Gentlemen:
          On behalf of Penwest Pharmaceuticals Co. (“Penwest” or the “Company”), this letter is being filed in response to comments contained in a letter dated March 16, 2009 (the “Letter”) from Peggy Kim, Esq., of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned, Jennifer Good, President of Penwest. The comments in the Letter appears in italics, with the responses following in roman text.
Additional Soliciting Material
1.	Please avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Please note that the factual foundation must be reasonable. In future filings, please confirm that the participants will disclose the factual foundation for such assertions, or provide us with the reasonable basis used to support such statements. Refer to Rule 14a-9. For example, in future filings, please revise to provide support for the statements regarding the dissident shareholders’ “coercive acquisition attempts” and “self-serving means.” Alternatively, please make a revised filing to reflect the deletion of the cited statements.

March 16, 2009
Response
The participants will disclose in future filings the factual foundation for any statements that directly or indirectly impugn character or personal reputation or make charges of illegal, improper or immoral conduct or provide the Staff with the reasonable basis used to support such statements For example, support will be provided in future filings for statements regarding the dissident shareholders’ “coercive acquisition attempts” and “self-serving means.”

2.	We note your statement that the dissident shareholders are not paying any control premium as an acquirer would customarily be expected to do. In future filings, please revise to remove any implication that the dissident shareholders are legally obligated to pay a control premium in connection with their proxy solicitation.
Response
Future filings will remove any implication that the dissident shareholders are legally obligated to pay a control premium in connection with their proxy solicitation.
Additional Information
3.	We note that additional information regarding the interests of potential participants will be included in the 2009 proxy statement and other relevant documents to be filed. In future filings, please revise to identify each of the participants in the solicitation and each participant’s direct or indirect interests, by security holdings or otherwise. Refer to Rule 14a-12(a)(1)(i). Please note that although participants relying upon Rule 14a-12 may refer to participant information provided in another filed document, the information must be available, current, and on file for review by security holders at the time the Rule 14a-12 materials are made publicly available. Participants may not refer to participant information to be provided at some future time such as the proxy statement. Refer to Rule 14a-12(a)(1)(i) and Exchange Act Release No. 42055, October 22, 1999, at Section II.C.1.b.
Response
The Company confirms that the detailed participant information contained in the additional soliciting material was, to the best of the Company’s knowledge, complete and accurate when made and identified each participant by name. The reference to the preliminary proxy statement was meant to address the possibility of updates and it should have read “Updated information... may be included.” Future filings will cross-reference only to documents that have already been filed.
* * * * * * * * *

March 16, 2009
As requested in your letter, Penwest hereby acknowledges the following:
1.	Penwest is responsible for the adequacy and accuracy of the disclosure in the filing referenced above;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	Penwest may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

March 16, 2009
          If you require additional information, please telephone either the undersigned at (203) 796-3701 or Edward Young of WilmerHale at (617) 526-6659.
Sincerely,
/s/ Jennifer Good
Jennifer Good
President and CEO

cc:	Edward Young (Wilmer Cutler Pickering Hale and Dorr LLP)